AEM SPA



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/185/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER



05007497

April 19, 2005

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it





PRESS RELEASE

CHANGE IN AEM S.P.A. COMPANY CALENDAR EVENTS FOR 2005

Milan, 19 April 2005 - herewith please find the up-to-date calendar for the principal company events in 2005 for Aem S.p.A.:

- *16 March 2005*

  Board of Directors meeting for the approval of the draft financial statements for Aem S.p.A. and the consolidated financial statements for the Aem Group as at 31 December 2004.
- *29 April 2005 (1st call) – 5 May 2005 (2nd call)*

  Shareholders' meeting for the approval of the financial statements as at 31 December 2004.
- *5 May 2005*

  Board of Directors meeting for the approval of the 1st quarter operating results as at 31 March 2005.
- *9 September 2005*

  Board of Directors meeting for the approval of the 1st semester operating results as at 30 June 2005.
- *28 October 2005 (1st call) – 4 November 2005 (2nd call)*

  Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future of the company in terms of the second paragraph of Article 12 of the Articles of Association.
- *10 November 2005*

  Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2005.

The draft and consolidated financial statements for 2004 and the 1st semester operating results for 2005 will be made available within the limits prescribed in the second paragraph of Article 82 of the Issuers Regulations; as a consequence Aem S.p.A. will be exonerated from the need to publicise the 4th quarter 2004 and the second quarter 2005 operating results.